United States securities and exchange commission logo





                             March 18, 2021

       Alan Mnuchin
       Chief Executive Officer and Chairman
       Falcon Capital Acquisition Corp.
       660 Madison Avenue, 12th Floor
       New York, NY 10065

                                                        Re: Falcon Capital
Acquisition Corp.
                                                            Form S-4
                                                            Filed February 16,
2021
                                                            File No. 333-253113

       Dear Mr. Mnuchin:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed February 16, 2021

       Cover Page

   1. Please ensure you are registering the Earnout Shares and shares of common stock underlying the
contingent options to be issued to holders of Sharecare options, or advise.


   2. Please also provide the maximum amount of redemptions that allow the company to satisfy the Minimum
Proceeds Condition and the Balance Sheet Threshold andclarify that
                                                        Cash Consideration will
be paid only if the Balance Sheet Threshold is met and that no
                                                        Cash Consideration will
be paid if the Balance Sheet Threshold is not met.
   3. It is unclear what consideration Sharecare stockholders can expect to receive in exchange for their Sharecare
shares. Please revise to clarify how many shares of New Sharecare
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FirstName  LastNameAlan
Falcon Capital AcquisitionMnuchin
                          Corp.
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         and how much cash consideration a Sharecare stockholder can expect to receive in the merger. Once source of confusion is that the Exchange Ratio is defined by reference to the Per Share Consideration Value and the Per Share Consideration Value is defined by reference to the Exchange Ratio. Additionally, your cover page indicates each stockholder will receive shares of common stock of New Sharecare and its pro rata portion of the cash consideration; disclosure on page 10 references a "proper election" to receive cash without explanation of the election available; and page 83 indicates each share will be converted into the right to receive the Per Share Merger Consideration less its pro rata share of the Cash Consideration. Please revise to clarify what options are available to Sharecare stockholders, how stockholders can calculate their estimated consideration, what factors may impact the estimate and the effect the factors will have.
         Please consider an illustrative example in the "Questions and Answers About the Business
         Combination and The Special Meeting" section or other appropriate location in your document.
4. Additionally, disclose the Earnout Ratio as of a recent practicable date and identify the factors that will impact the ratio.
5. Please explain why you are only registering 253,137,887 shares of Class A common stock when you expect to issue a maximum of 253,896,804 shares plus options and warrants convertible into common shares when exercised.
Summary of the Proxy Statement/Prospectus
Conditions to the Completion of the Business Combination, page 26

6. Please amend your disclosure to identify each condition that is subject to being waived.
         Please make conforming changes to your Conditions to Closing discussion beginning on page 112.
Directors and Officers of FCAC have potential conflicts of interest in recommending..., page 40

7. Please revise the third bullet to quantify the sponsor officers' and directors' aggregate investment in dollars, which is subject to loss if you do not complete a business combination.
The information that we provide to our partners, clients and members..., page
54

8. Please also clarify that incorrect or incomplete data may expose you to liability to your members or explain why you believe it does not present a material risk.
Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited., page 66

9.       Please revise to clarify whether the proposed combination will be considered an
         "ownership change" under the Code and any expected limitations on your ability to utilize
         NOLs if it is considered an "ownership change." If there is uncertainty, explain the
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Falcon Capital AcquisitionMnuchin
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         reasons for such uncertainty
The Business Combination Proposal
Background of the Business Combination, page 85

10.      Please expand this section to discuss the following:
             Why did the parties decide to merge at this time?
             What process did the board undertake in arriving at its decision to enter into the merger?
             How did the board address any potential conflicts of interest? What were the material terms agreed to in the non-binding letter of intent and term
             sheet?
             How did the board determine to modify its term sheet to provide Sharecare with the ability to pursue an acquisition of doc.ai?
             How were the deal value and the pricing mechanism determined?
             How were the material terms of the merger negotiated from the non-binding letter of intent until the execution of the merger agreement? For example, what was proposed by one party with respect to the deal value and other material terms and agreed to by the other party or was a counteroffer made? If there was a counteroffer, how did the parties come to an agreement on the final material term?
11. Please describe the selection criteria FCAC used to identify the five companies it considered appropriate targets. Explain how FCAC eliminated the other four targets and decided to proceed with Sharecare, including why it was determined they did not meet the selection criteria or reasons why Sharecare was determined to be a better option.
12. Please explain the decision to offer both cash and stock and how the Balance Sheet
         Threshold was determined.
Certain Projected Financial Information , page 92

13. Please describe the estimates and assumptions used in preparing the projections.
Interests of FCAC's Directors and Officers in the Business Combination, page 93

14. Please revise to individually quantify the interests of each director, executive officer, and affiliate. Please refer to Item 18(a)(5)(i) of Form S-4 and Item 5 of
Schedule 14A.
Satisfaction of 80% Test, page 93

15. Please include discussion of the quantitative basis for determining that the business combination had a fair market value of at least 80% of the balance of the funds in the trust account at the time of execution of the merger agreement. Please include the material details of the specific analyses used, what sources of information were used to make the determination, and any quantitative or qualitative factors considered. Business of New Sharecare
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FirstName  LastNameAlan
Falcon Capital AcquisitionMnuchin
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Growth Strategies, page 163

16. Please revise to disclose the basis for your opinion that promoting your marketplace of existing targeted digital therapeutics to close gaps in care in high-cost areas represents a
         $1 billion revenue opportunity within your currently contracted clients.
Our Platform, page 166

17. We note your disclosure on page 167 that some of the digital therapeutics and other tools you offer are subject to agreements and arrangements with third-party marketplace solution providers. In an appropriate location in your prospectus, please expand your disclosure to provide information about material licensing and collaboration agreements, if any. Please also file any such agreements as exhibits or tell us why you do not believe it is required under Item 601(b)(10) of Regulation S-K.
Intellectual Property, page 178

18. Please revise this section to specifically identify all material foreign jurisdictions where patents are granted or patent applications are pending, the patent expiration dates and expected expiration dates for pending patent applications, the specific products, product groups and technologies to which such patents relate, whether the patents are owned or licensed, and the type of patent protection you have.
Management's Discussion and Analysis of Financial Condition and Ressults of Operations of
Sharecare
Results of Operations
Revenue, page 188

19. In order to increase a reader's understanding of the changes in your various revenue sources, please revise to disaggregate your revenues for each period by revenue channel and underlying business line, as well as domestic versus international. Please also describe the extent to which changes in revenues are attributable to changes in prices or to changes in volumes. In this regard, we note that revenue from your enterprise channel is recognized on a PMPM basis. As such, price vs volume information may be particularly informative.
Cost of Revenue, page 189

20. You attribute the 12% decrease in cost of revenue to products or services with higher cost profiles. Please enhance your discussion to address the specific underlying factors contributing to material changes in cost of revenue period-over-period. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms to provide your readers with better insight into the underlying reasons behind the changes in your results. This comment is applicable throughout MD&A where appropriate. Refer to Item
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FirstName  LastNameAlan
Falcon Capital AcquisitionMnuchin
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         303(a)(3) of Regulation S-K or SEC Release 33-8350 for additional guidance.
Liquidity and Capital Resources
Operating Activities, page 192

21. Please revise your discussion of cash provided by operating activities to include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Specially, describe how changes in deferred revenue, accounts receivable and other receivables contributed to the changes in cash flows from operating activities. Refer to FRC Section 501.13.b and 13.b.1 for guidance. Management's Discussion and Analysis of Financial Condition and Results of Operations of
Doc.AI
Comparison of Results of Operations for the Nine Months Ended September 30, 2020 and
September 30, 2019
Operating Expenses, page 199

22. Please revise your discussion to address the specific underlying factors contributing to the change in R&D, sales and marketing and G&A period-over-period. Instances where you identify multiple contributing factors for a change in a specific line item, please quantify each factor to allow investors to assess the significance of each contributing factor. Refer to Item 303(a)(3) of Regulation S-K or SEC Release 33-8350 for additional guidance.


Liquidity and Capital Resources, page 200

23. Please revise your disclosure to provide a more robust discussion of changes in operating, investing and financing cash flows for each period presented. Your should provide detailed explanations of the reasons for the fluctuations. Please refer to the
         SEC Interpretive Release No. 33-8350.
Certain Relationships and Related Party Transactions
New Sharecare Related Party Transaction, page 237

24. Please disclose the standards that will be applied in determining whether to approve related person transactions. Refer to Item 404(b)(1)(ii) and (iii) of Regulation S-K.
ShareCare, Inc. - Notes to Unaudited Consolidated Financial Statements
1. Nature of Business and Significant Accounting Policies
Deferred Revenue, page F-38

25. Please disclose revenue recognized during the reporting period that was included in deferred revenue at the beginning of the period. Refer to ASC 606-10-50-8.

Doc.AI Incorporated - Notes to Unaudited Interim Financial Statements
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Falcon Capital AcquisitionMnuchin
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Note 9 - Simple Agreement for Future Equity, page F-98

26. Please revise to disclose how the acquisition by Sharecare is expected to impact the SAFE agreements held by Doc.AI. Please also tell us your consideration of whether the termination or conversion of these agreements as a result of the Sharecare acquisition should be reflected in your pro forma financial statements.
Item 21. Exhibits and Financial Statement Schedules, page II-2

27. Please file the doc.ai Acquisition Agreement as an exhibit or provide your analysis identifying how you determined that the agreement did not need to be filed as an exhibit.
         Please refer to Items 601(b)(2) and 601(b)(10) of Regulation S-K.
28.      We note that you have filed a form of short-form tax opinion as
Exhibit 8.1. We also note
         that the opinion states that the disclosures under the heading Material U.S. Federal
         Income Tax Considerations    constitute accurate summaries of such
matters in all material
         respects. Please have counsel revise its opinion to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of counsel. Please also revise your disclosures to clarify the discussion addresses all material U.S. federal income tax considerations and to state the same and express a firm opinion for each material tax consequence or explain why such an opinion cannot be given. Refer to
Section III.B.2 of
         Staff Legal Bulletin 19.
General

29. Your statements under "Market and Industry Data" that (i) you have not independently verified the data from third parties, (ii) there can be no assurance as to the accuracy or completeness of such data and (iii) such data may not be reliable, may imply an inappropriate disclaimer of responsibility with respect to the third party information.
         Please either delete these statements or specifically state that you are liable for such information.
30.      Please include a form of proxy card marked as    preliminary    in
your next amendment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tracey McKoy at 202-551-3772 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson at 202-551-5880 or Suzanne Hayes at 202-551-3675 with any other questions.
 Alan Mnuchin
Falcon Capital Acquisition Corp.
March 18, 2021
Page 7




                                                Sincerely,
FirstName LastNameAlan Mnuchin
                                                Division of Corporation Finance
Comapany NameFalcon Capital Acquisition Corp.
                                                Office of Life Sciences
March 18, 2021 Page 7
cc:       Joel Rubinstein
FirstName LastName